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SECURITI 09059498 SION

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SEC Mail Processing Section

MAR - 2 2009

Washington, DC 110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-03215~~

8-14213

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT AS OF **12/31/08**
MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ROMANO BROTHERS AND COMPANY

OFFICIAL USE ONLY
FIRM ID.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Rotary Center, Suite 1300
(No. and Street)

Evanston	**Illinois**	**60201**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Michael Marek	**(847) 866-7700**
	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)		(Zip Code)

CHECK ONE:

[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Joseph Romano**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Romano Brothers and Company** as of **December 31, 2008** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

J. Romano
Signature

President
Title

Subscribed and sworn to before me this

24th day of February, 2009

"OFFICIAL SEAL"
Philip C. Ryan
Notary Public, State of Illinois
My Commission Expires 08/20/2012

P. Ryan
Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

R&J

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Romano Brothers and Company:

We have audited the accompanying statement of financial condition of Romano Brothers and Company (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Romano Brothers and Company as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 23, 2009

ROMANO BROTHERS AND COMPANY

STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

Cash and cash equivalents	$	348,404
Commissions receivable		238,726
Securities owned, at fair value		1,939,714
Deposits with broker-dealer and clearing organization (cash of $158,533 and securities with fair value of $2,083)		160,616
Other receivables		619,082
Furniture, equipment and leasehold improvements (less accumulated depreciation and amortization of $548,504)		35,060
Other assets		33,826
	$	3,375,428

LIABLITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Payable to broker-dealer	$	242,781
Accounts payable and accrued expenses		796,352
Income taxes payable, including deferred taxes of $478,000		606,000
		1,645,133
Stockholders' equity		
Common stock, no par value; 500,000 shares authorized; 44,000 shares issued and outstanding		218,687
Retained earnings		2,912,878
Treasury stock, 12,200 shares of common stock in treasury, at cost		(1,401,270)
		1,730,295
	$	3,375,428

See accompanying notes.

ROMANO BROTHERS AND COMPANY

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2008

1. Nature of Business

Romano Brothers and Company (the "Company") was incorporated in the State of Illinois on October 2, 1968. The Company is a registered securities broker-dealer and a registered investment advisor. Prior to November 2008 the Company was a self-clearing broker-dealer. In November 2008, all customer accounts cleared through the Company were transferred to the client's clearing broker, Mesirow Financial Inc.

The Company's primary source of revenue is management fees derived from investment and cash management services provided to those customers that choose to have their accounts professionally managed. The Company also engages in the proprietary trading of fixed income products and exchange-traded equity securities.

2. Summary of Significant Accounting Policies

A summary of the significant accounting policies, which have been followed in preparing the accompanying financial statements, is set forth below.

Income Recognition
Securities transactions and related income and expenses are recorded on settlement date. Generally Accepted Accounting Principles normally require an entity to record securities transactions on a trade date basis, however, a majority of brokers and dealers record most securities transactions on the settlement date rather than on the trade date. The difference between trade date and settlement date accounting is not material to the Company's financial position at December 31, 2008. Management fee income is recorded on an accrual basis.

Furniture, Equipment and Leasehold Improvements
Furniture and equipment are recorded at cost and depreciated by straight-line and various accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized by the straight line method over the term of the associated lease.

Income Taxes
The Company provides for taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are recognized based on the difference between the financial statement and tax basis of liabilities and assets using enacted tax rates.

On January 1, 2008, the Company elected to file as a small business corporation under Subchapter S of the Internal Revenue Code. Subsequent to the election taxable income is included in the stockholders' individual income tax returns. The Company is subject to tax imposed by Section 1374 of the Internal Revenue Code ("built-in gains tax"), which requires corporate-level tax on S corporations that dispose of assets that appreciated in value during the period that the corporation filed as a C corporation. S corporations subject to built-in gains tax are required to pay tax at the highest corporate rate on all built-in gains realized during the ten year period following the date of election to file as an S corporation.

2. Summary of Significant Accounting Policies, continued

Cash Equivalents
Cash equivalents consist of money market deposits with maturities of less than three months.

Reclassifications
For the statement of cash flows certain prior year balances have been reclassified to conform to the current year presentations.

Use of Estimates
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3. Profit Sharing Plan

The Company has a profit sharing plan covering substantially all eligible employees. The Company's contribution is discretionary.

4. Credit Concentration

At December 31, 2008, a significant credit concentration consisted of approximately $1.7 million, representing the market value of the Company's accounts carried by its clearing broker, Mesirow Financial Inc. Management does not consider any credit risk associated with this net receivable to be significant.

5. Off-Balance Sheet Risk

Customer transactions are introduced and cleared through the Company's broker on a fully disclosed basis. Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Customers may be required to deposit additional collateral, or reduce positions, where necessary.

The Company engages in various transactions with broker-dealers and clearing organizations. In the event the counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to monitor the creditworthiness of each party with which it conducts business.

6. Commitments

The Company conducts its operations in leased office facilities and annual rentals are charged to current operations. The lease is subject to an escalation clause based on the operating expenses of the lessor.

The approximate minimum annual rental commitments under non-cancelable operating leases are as follows:

Period Ending December 31,	Amount
2009	$ 164,000
2010	166,000
2011	167,000
2012	169,000
	$ 666,000

In accordance with the stockholders' agreement, the Company may be required to purchase shares of stock under certain conditions, as defined in the agreement.

7. Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $250,000 or 6 and 2/3 percent of "aggregate indebtedness", whichever is greater, as these terms are defined.

At December 31, 2008, the Company had net capital and net capital requirements of $748,245 and $250,000, respectively.

8. Fair Value Disclosure

The Company adopted Statement of Financial Accounting Standards No. 157 ("SFAS No. 157"), which requires, among other things, enhanced disclosures about investments that are measured and reported at fair value. SFAS No. 157 establishes a hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs - quoted prices in active markets for identical assets or liabilities at the reporting date.

8. Fair Value Disclosure, continued

Level 2 Inputs - other than quoted prices included with Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

Level 3 Inputs - unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Total
Assets			
Securities owned			
Corporate stocks	$ 1,136,243	$ -	$ 1,136,243
Certificates of deposit	124,320	-	124,320
State and municipal deposits	-	679,151	679,151
Total securities owned	$ 1,260,563	$ 679,151	$ 1,939,714
Deposit with clearing organization			
Preferred stock	$ 2,083	$ -	$ 2,083
Total deposits with clearing organization	$ 2,083	$ -	$ 2,083

SUPPLEMENTARY SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **ROMANO BROTHERS AND COMPANY** as of **December 31, 2008**

COMPUTATION OF NET CAPITAL

1.	Total ownership equity (from Statement of Financial Condition – item 1800)			$ 1,730,295	[3480]
2.	Deduct Ownership equity not allowable for net capital				[3490]
3.	Total ownership equity qualified for net capital			$ 1,730,295	[3500]
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				[3520]
	B. Other (deductions) or allowable credits				[3525]
5.	Total capital and allowable subordinated liabilities			$ 1,730,295	[3530]
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (see below)	$ 719,574	[3540]		
	1. Additional charges for customers' and non-customers' security accounts		[3550]		
	2. Additional charges for customers' and non-customers' commodity accounts.		[3560]		
	B. Aged fail-to-deliver		[3570]		
	1. Number of items [3450]				
	C. Aged short security differences-less reserved of [3460]		[3580]		
	1. Number of items [3470]				
	D. Secured demand note deficiency		[3590]		
	E. Commodity futures contracts and spot commodities proprietary capital charges..		[3600]		
	F. Other deductions and/or charges		[3610]		
	G. Deductions for accounts carried under Rule 15c3-1(a)(7) and (c)(2)(x)		[3615]		
	H. Total deduction and/or charges.			$ (719,574)	[3620]
7.	Other additions and/or allowable credits (Deferred tax credit)				[3630]
8.	Net Capital before haircuts on securities positions			$ 1,010,721	[3640]
9.	Haircuts on securities : (computed, where applicable pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments		[3660]		
	B. Subordinated securities borrowings		[3670]		
	C. Trading and Investment securities.				
	1. Bankers' acceptances, certificates of deposit and commercial paper	$ 29,484	[3680]		
	2. U.S. and Canadian government obligations		[3690]		
	3. State and municipal government obligations	6,001	[3700]		
	4. Corporate obligations		[3710]		
	5. Stocks and warrants	168,162	[3720]		
	6. Options		[3730]		
	7. Arbitrage		[3732]		
	8. Other securities		[3734]		
	D. Undue concentration	58,829	[3650]		
	E. Other (list)		[3736]	$ (262,476)	[3710]
10.	Net Capital			$ 748,245	[3750]

OMIT PENNIES

Non-Allowable Assets Line 6A:

Deposit with broker-dealer	$	50,000
Other receivables		600,755
Fixed assets, net		35,060
Other assets		33,759
	$	719,574

Note: There are no material differences between the audited computation of net capital and that per the Company's FOCUS report as filed.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER:	ROMANO BROTHERS AND COMPANY	as of **December 31, 2008**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)		$ 58,717	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$ 250,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)		$ 250,000	[3760]
14.	Excess net capital (line 10 less 13)		$ 498,245	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)		$ 660,170	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		$ 880,755	[3790]
17.	Add:			
	A. Drafts for immediate credit..	[3800]		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]		
	C. Other unrecorded amounts (List)	[3820]		[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c) (1) (vii))			[3838]
19.	Total aggregate indebtedness		$ 880,755	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		1.18%	[3850]
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			[3853]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits		[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		[3880]
24.	Net capital requirement (greater of line 22 or 23)		[3760]
25.	Excess net capital (line 10 less 24)		[3910]
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)		[3851]
27.	Percentage of Net Capital, <u>after</u> anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 ÷ by line 17 page 8)		[3854]
28.	Net capital in excess of: the greater of: A. 5% of combined aggregate debit items or $120,000		[3920]

OTHER RATIOS

Part C

29.	Percentage of debit to debt-equity total computed in accordance with Rule 15c3-1 (d)		[3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		[3852]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement Of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternate method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

ROMANO BROTHERS AND COMPANY

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2008

During the period October 2007 to November 2008 the Company handled customer cash or securities. As of December 31, 2008 the Company does not handle any customer cash or securities and does not have any customer accounts.

ROMANO BROTHERS AND COMPANY

COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2008

The Company did not handle any proprietary accounts of introducing brokers during the period October 1, 2007 to December 31, 2008 and does not have any PAIB accounts.

ROMANO BROTHERS AND COMPANY

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2008

During the period October 2007 to November 2008 the Company handled customer cash or securities. As of December 31, 2008 the Company does not handle any customer cash or

R&J

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Stockholders of
Romano Brothers and Company:

In planning and performing our audit of the statement of financial condition of Romano Brothers and Company (the "Company") as of December 31, 2008, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities during the period October 2007 to November 2008. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-3

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

Subsequent to November 2008, the Company did not carry securities accounts for customers or perform custodial functions relating to customer securities

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the proceeding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statement in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

R&J

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statement will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 23, 2009

ROMANO BROTHERS AND COMPANY

STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2008

AVAILABLE FOR PUBLIC INSPECTION